SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                        Coded Communications Corporation
                -----------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
                -----------------------------------------------
                         (Title of Class of Securities)

                                   19-1908102
                -----------------------------------------------
                                 (CUSIP Number)

                                 Fernando Pliego
                               Grupo Information,
                     Satellites & Advertising, S.A. de C.V.
                                 Orizaba No. 182
                                Col. Roma, 06700
                                  Mexico, D.F.
   --------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)


                               September 19, 1996
      ---------------------------------------------------------------------
             (Date of event which requires filing of this statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

           Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                Page 1 of 5 Pages


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CUSIP No.  19-1908102                                         Page 2 of 5 Pages




Response to Question 1:     Grupo Information, Satellites &
                              Advertising, S.A. de C.V.
Response to Question 2:     N/A
Response to Question 3:     SEC USE ONLY
Response to Question 4:     WC,00
Response to Question 5:     N/A
Response to Question 6:     Mexico
Response to Question 7:     57,272,767
Response to Question 8:     0
Response to Question 9:     57,272,767
Response to Question 10:    0
Response to Question 11:    57,272,767
Response to Question 12:    N/A
Response to Question 13:    76.8%
Response to Question 14:    CO




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CUSIP No.  19-1908102                                          Page 3 of 5 Pages




                                  INTRODUCTION

           Except as to Items 4 and 5, no changes have occurred to the answer to any Items of this Schedule 13D from the information last reported by Grupo Information, Satellites & Advertising, S.A. de C.V. in its filing made on August 5, 1996 (the "Original Filing"). All terms defined in the Original Filing shall have the same meaning in this filing.

ITEM 4.    PURPOSE OF TRANSACTION.

           On September 19, 1996 the stockholders of the Issuer approved the Investment Agreement. Subsequent to the Issuer obtaining such approval, ISA exercised the Option. Upon exercise of the Option, ISA became entitled to appoint and thereafter nominate three of the members of the Issuer's Board of Directors. The Board of Directors was also required to elect as the Chairman of the Board, the director designated by ISA. In addition, RenCap become entitled to nominate one director to serve as an Advisory Director of the Issuer. An Advisory Director has the right to be notified of and to attend all Board meetings, but does not have the right to vote on any matters before the Board. On September 19, 1996 Mr. Vance Arnold, RenCap's nominee was appointed as an Advisory Director. On September 19, 1996 Hugo Camou, Fernando Pliego and Fernando Molina were unanimously appointed to the Board of Directors (Messrs. Camou, Pliego and Molina are referred to collectively as the "Designated Directors"). Immediately after the appointment of the Designated Directors, Messrs. Steven E. Borgardt and James W. Kenney resigned their positions as members of the Board of Directors of the Issuer. Mr. John Robinson continues to serve on the Board.

           Pursuant to the Investment Agreement or pursuant to the exercise of the Option granted thereunder, ISA has control of the Board of Directors of the Issuer and beneficial ownership of a majority of the outstanding shares of Common Stock of the Issuer. Therefore, ISA has the ability to approve transactions that may result in the Issuer no longer being required to file reports with the Securities and Exchange Commission or to cause the Issuer's Common Stock to be delisted from a national securities exchange or removed from quotation on NASDAQ, should the Common Stock be listed or quoted in the future. ISA has expressed its present intent to maintain the Issuer as a publicly-held and traded company.




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CUSIP No.  19-1908102                                          Page 4 of 5 Pages




Item 5.    Interest in Security of the Issuer.

           (a) & (b) The following table sets forth the separate beneficial ownership (and information concerning voting and dispositive power) of ISA as of December 1, 1996:

                                 Number of                            Percent
Name                             Shares                               of Class
----                             ------                               --------

ISA                              57,272,767                           76.8%

----------------

(1) ISA has sole voting and dispositive power with respect to the shares owned by it.


           (c) The Option was exercised on September 19, 1996, pursuant to which ISA received 47,272,767 shares of newly issued Common Stock of the Issuer.

           (d)        Not applicable.

           (e)        Not applicable.



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CUSIP No.  19-1908102                                          Page 5 of 5 Pages




                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D (Amendment No. 1) is true, complete and correct.

                                     GRUPO INFORMATION, SATELLITES &
                                     ADVERTISING, S.A. de C.V.



                                     BY:  /s/ Fernando Pliego
                                         ---------------------------------------
                                         NAME:  Fernando Pliego
                                         TITLE: Executive Representative Officer
DATED:  December 31, 1996